AGREEMENT OF SALE


          THIS AGREEMENT OF EXCHANGE AND SALE made this 31st day of March, 1998, by and between CMS-NEVILLEWOOD LIMITED
PARTNERSHIP, with an address of 4001 Muirfield Drive, Nevillewood, PA 15142 (hereinafter referred to as "Seller"),

                                 AND

SEVEN FIELDS DEVELOPMENT COMPANY, with an address of 2200 Garden
Drive, Suite 200, Mars, PA  16046 (hereinafter referred to as
"Buyer").

                         W I T N E S SE T H:

          WHEREAS, Seller is the owner in fee simple of certain real estate located within the Nevillewood Planned Residential Development ("PRD"), Collier Township, Allegheny County, Pennsylvania, known as Lots 901 through 908, inclusive of the Nevillewood No. 15, Phase 5-A-3 and 5-A-4 Plan, as recorded in the Recorder's Office of Allegheny County,Pennsylvania in Plan Book Volume 207, pages 116 through 119 (the "Property"), and Buyer desires to acquire all of Seller's right, title and interest in and to the Property upon the terms and conditions hereinafter set forth.

          NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

1. The Property. Subject to the terms and conditions contained herein, Seller hereby agrees to sell and Buyer hereby agrees to buy all of the subdivided lots (the "Lots", or individually a "Lot") comprising the Property for the total purchase price of Eight Hundred Ninety-Six Thousand Dollars ($896,000.00), to be paid in cash or certified funds and to be closed and paid as follows:

(a)  Buyer shall purchase one Lot on or before April 30, 1998
(each date on which a closing must occur on a Lot hereinafter called a "Settlement Date"), and shall pay the sum of One
Hundred Twelve Thousand Dollars ($112,000.00);

(b) Buyer shall purchase one Lot on or before September 30, 1998, and shall pay the sum of One Hundred Twelve Thousand Dollars
($112,000.00);

  Buyer shall purchase one Lot on or before January 31, 19999, and shall pay the sum of One Hundred Twelve Thousand Dollars
($112,000.00);

(d) Buyer shall purchase one Lot on or before May 31, 1999, and shall pay the sum of One Hundred Twelve Thousand Dollars
($112,000.00);

(e) Buyer shall purchase one Lot on or before September 30, 1999, and shall pay the sum of One Hundred Twelve Thousand Dollars
($112,000.00);

(f) Buyer shall purchase one Lot on or before January 31, 2000, and shall pay the sum of One Hundred Twelve Thousand Dollars
($112,000.00);

(g) Buyer shall purchase one Lot on or before May 31, 2000, and shall pay the sum of One Hundred Twelve Thousand Dollars
($112,000.00);

(h) Buyer shall purchase one Lot on or before September 30, 2000, and shall pay the sum of One Hundred Twelve Thousand Dollars
($112,000.00).

2.  Representations and Warranties.

(a) The Buyer hereby represents and warrants to Seller that: (i) The Buyer has fully investigated the Property and the appurtenances thereto; (ii) neither the Seller nor any agent, attorney, employee or representative of the Seller has made any representations whatsoever regarding the subject matter of this exchange and sale or any part thereof, except as expressly set forth in this Agreement; (iii) the Buyer, in executing, delivering and performing this Agreement, does not rely on any statement or information to whomsoever made, by and individual, firm or corporation, and is acquiring the Property and all appurtenances thereto "As Is:, except as hereinafter set forth in the Paragraph 2; (iv) Buyer is a Pennsylvania corporation, duly authorized to enter into this Agreement of Sale, which is a valid an legally binding obligation to Buyer; and (v) Compliance and entry into this Agreement of Sale and consummation of the transactions contemplated hereby do not conflict with nor will result in a breach or constitute a default under any contract, agreement, indenture or other undertakings to which Buyer is a party or by which Buyer is bound.

(b) The Seller hereby warrants and represents to Buyer that: (i) Seller has the requisite power and authority to enter into and carry out the terms of this Agreement; (ii) there is no litigation or action pending or threatened against or relating to Seller or to the Property which would materially affect the validity of this Agreement or any action taken or to be taken by Seller pursuant hereto; (iii) Seller has not entered into any contract or agreement of any kind the performance of which by the other party thereto would give rise to a lien on any portion of the Property (other than liens such as mortgage liens that will be satisfied at closing); (iv) to Seller's actual knowledge, the Property is not located in any regulated wet land or area of special flood hazard development of which would be limited or precluded by law; (v) Seller has not received any notice of any uncorrected violations of housing, safety or fire ordinances concerning the Property; (vi) Seller is a Delaware limited partnership, and the general partner is duly authorized, pursuant to a partnership agreement, to enter into this Agreement of Sale, which is a valid and legally binding obligation to Seller; (vii) compliance and entry into this Agreement of Sale and consummation of the transactions contemplated hereby do not conflict with nor will result in a breach or constitute a default under any contract, agreement, indenture or other undertakings to its Seller is a party or by which Seller is bound; (viii) to Seller's actual knowledge, the Property is free from contamination from, and does not contain any, hazardous waste or hazardous substances (as are regulated under the Resource Conservation Recovery Act or the Comprehensive and Environmental Response, Compensation and Liability Act); and
(ix)to Seller's actual knowledge, there are no legal, regulatory or contractual provisions in effect which would prevent Buyer from developing the Property into eight four-unit townhouse complexes, with one four-unit townhouse complex on each lot (provided, however, Buyer acknowledges that it must apply for and obtain final approvals/permits for the grading, construction, and other matters to be able to proceed with the development and construction)

3. Condition of the Settlement. Buyer's obligation hereunder shall be subject to the following:

(a) Buyer's obligation to proceed with the Settlement on the first Lot transaction shall be subject to Buyer receiving on or before April 15, 1998, at Buyer's sole expense, a commitment for title insurance from any reputable title insurance company, by which the title insurance company agrees to insure Buyer that it will have a fee simple interest in the Property, free and clear of all liens and encumbrances which would prohibit the development of the Property into eight four-unit townhouse complexes (the "Title Commitment").If Buyer does not secure any title commitment, by such date, this contingency shall be deemed waived. If the title commitment received by such date is not a Title Commitment, then Buyer shall notify Seller on or before March 31, 1998 of such fact, and Seller shall have thirty days to attempt to resolve the issues so as to cause the title company to issue a Title Commitment. If Seller fails to cause the title company to so issue a Title Commitment, then Buyer may elect to, on or before April 30, 1998, (i) waive the condition described in this Paragraph 3(a) or (ii) terminate this Agreement and recover any hand-money deposit, at which time this Agreement shall be null and void and there shall be no further obligations hereunder. If Buyer shall not have notified Seller on or before March 31, 1998 of any title defect, or notify Seller of its election on or before April 30, 1998, as applicable, then Buyer shall be conclusively deemed to have elected to waive the condition described in this Paragraph 3(a).


(b) Buyer's obligation to proceed with any Settlement, after Settlement on the first Lot, shall be subject to the issuance, on or before thirty (30) days prior to the Settlement date, of a title commitment by any reputable title company, which indicates that, as to the subject Lot, there are no liens, encumbrances, or defects in the title appearing after the first Lot closing, in addition to those set forth in the Title Commitment described above, which would prohibit the developmentof the subject Lot into a four-unit townhouse complex. If Buyer does not secure any title commitment by such date this contingency shall be deemed waived. If the title commitment received by such date is not a Title Commitment, then Buyer shall notify Seller on or before thirty days prior to such Settlement date of such fact, and Seller shall have thirty days to attempt to resolve the issues so as to cause the title company to issue a Title Commitment. If Seller fails to cause the title company to so issue a Title Commitment, then Buyer may elect to, on or before the Settlement Date, (i) waive the condition described in this Paragraph 3(b) or
(ii) terminate this Agreement and recover any hand-money deposit, at which time this Agreement shall be null and void and there shall be no further obligations hereunder. If Buyer shall not have notified Seller on or before thirty days before the Settlement Date of any title defect, or notify Seller of its election on or before the Settlement Date, as applicable, then Buyer shall be conclusively deemed to have elected to waive the condition described in this Paragraph 3(b) for such Lot Settlement.

Buyer's obligation to proceed with any Settlement shall be subject to Seller performing the site development work on the Property described in paragraph 1 of Exhibit "A", attached hereto, in a good and workmanlike manner, such that so much of the work is completed on and around the subject Lot to permit Buyer to begin construction of a four-unit townhouse complex upon the subject Lot. If Seller fails to so complete such development work in or around the subject Lot, the parties agree to extend the time period for such Settlement for thirty days to accomplish such completion. Where such work is failed to be completed on or before such extended date, then Buyer may elect to, on or before date, (i) waive the condition described in this Paragraph 3 or (ii) terminate this Agreement and recover any hand-money deposit, at which time this Agreement shall be null and void and there shall be no further obligations hereunder. If Buyer shall not notify Seller of its election on or before the extended Settlement date, then Buyer shall be conclusively deemed to have elected to waive the condition described in this Paragraph 3 for such Lot Settlement.


4. Settlement. On or before each Settlement Date, the following conditions shall be satisfied:

(a)  Seller shall deliver to Buyer a special warranty deed (the
"Deed") conveying to Buyer fee simple title to each Lot. Buyer shall pay the fees payable in connection with the recording of the Deed or other instruments.

(b) The sale and conveyance of each Lot by Seller to Buyer shall be closed at 10:00 a.m. on the Settlement Date at the offices of Papernick & Gefsky, P.C., 34th Floor, One Oxford Centre,
Pittsburgh, Pennsylvania 15219 (or shall other place as the parties may mutually agree).

All real estate taxes, charges, and assessments shall be prorated between Seller and Buyer as of the Settlement Date according to the number of days each party owns each Lot during the fiscal year of the taxing bodies (or other appropriate year, in the case of assessments of other charges). The real estate taxes on each Lot shall, if not individually assessed, be determined on the basis of the total real estate taxes assessed against the unimproved property of Seller of which the Lot is a part for the tax year in which the settlement occurs and multiplying it by a fraction, the numerator of which is the area of the Lot and the denominator of which is the total developable area of all lots included in such blanket assessment.

(d) Seller and Buyer shall share equally the cost of any real estate transfer or documentary stamp taxes required to be affixed to the Deed (the "Transfer Tax").

(e) Seller shall pay for the preparation of deed and Buyer shall pay the fees and costs payable in connection with the recording of the Deed. Buyer shall be responsible for the payment of any and all title insurance or search fees or premiums.

(f) Buyer shall pay any fees or costs in connection with any loan, or the assumption of the loan with any lender, including, but not limited to, any taxes, recording fees or costs of any title insurance policy or endorsement issued to any lender.

5.   Default.

(a) If Buyer defaults Seller may elect to: (1) retain any hand money deposited on account hereunder as liquidated damages as the parties agree that the hand money is a reasonable settlement of Seller's damages and is not a penalty; if Seller chooses this remedy, upon notice to Buyer, this Agreement will be terminated and the parties release of further liability; or (2) apply any such hand money toward Seller's damages which may include, but are not limited to, loss of bargain, consequential damages and attorney's fees prior to default.

(b) If Seller defaults Buyer may elect to: (1) rescind this Agreement and waive any claim for loss of bargain; and if Buyer chooses this remedy, Seller will cause to be paid to Buyer the hand money, if any, and the direct costs which Buyer incurred in preparation for settlement, including, without limitation, title examination fees, mortgage loan fees and expenses, survey costs, inspection costs and attorney's fees prior to Seller's default; when Seller has made such payments in full to Buyer this Agreement will terminate; or (2) file an action for specific performance including consequential damages; or (3) file an action at law for damages for loss of bargain.

6. COAL NOTICE. THIS DOCUMENT MAY NOT SELL, CONVEY, TRANSFER, INCLUDE OR INSURE THE TITLE TO THE COAL AND RIGHT TO SUPPORT UNDERNEATH THE SURFACE LAND DESCRIBED OR REFERRED TO HEREIN, AND THE OWNER OR OWNERS OF SUCH COAL MAY HAVE THE COMPLETE LEGAL RIGHT TO REMOVE ALL OF SUCH COAL AND IN THAT CONNECTION, DAMAGE MAY RESULT TO THE SURFACE OF THE LAND ANY HOUSE, BUILDING OR OTHER STRUCTURE ON OR IN SUCH LAND. THE INCLUSION OF THIS NOTICE DOES NOT ENLARGE, RESTRICT OR MODIFY ANY LEGAL RIGHTS OR ESTATE OTHERWISE CREATED, TRANSFERRED, EXCEPTED OR RESERVED BY THIS INSTRUMENT. (This notice is set forth in the manner provided in Section 1 of the Act of July 17, 1957, P.L. 984, as amended, and is not intended as notice of unrecorded instruments, if any). Unless this notice is stricken, the deed for the property will contain this notice and will also contain, and Buyer will sign, the notice specified in the Bituminous Mine Subsidence and Land Conservation Act of 1966.

7. Builder Requirements. It is acknowledged and agreed that Buyer must adhere to all requirements set forth by the Seller for qualified builders in the Nevillewood Plan, or with regard to the Property specifically, and all conditions of the Declaration of Covenants of the Nevillewood Plan. Also, Buyer must perform the work set forth in paragraph 2 of Exhibit "A" in a good and workmanlike manner and at all times adhere to the Builder Addendum attached hereto.

8. Legal Fees. Seller shall be responsible for legal fees incurred by it to its legal counsel. Buyer shall be responsible for legal fees incurred by him to his legal counsel.

9.   Condemnation and Casualty.

(a) Seller represents and warrants that it has no knowledge of any existing or threatened proceeding of any entity to condemn the Property or to take any part thereof under the right of eminent domain, and if Seller acquires such knowledge, Seller agrees that it shall promptly notify Buyer.

(b) If (i) an eminent domain proceeding against the Property shall have been commenced or (ii) all or any part of the Property shall have been damaged or destroyed by fire or other casualty and the amount of such damage is greater than or equal to $100,000.00, then Buyer may elect to terminate this Agreement, or in the case of fire or other casualty, to postpone the Settlement Date until such time the damage has been fully repaired. If prior to the Settlement Date all or any part of the Property shall have been damaged or destroyed by fire or other casualty and the amount of such damage is less than $100,000.00, then this Agreement shall continue in full force and effect, provided, that Buyer may elect to postpone the Settlement Date until such time as the damage has been fully repaired. If Buyer elects not to terminate this Agreement or to postpone the Settlement Date, then on the Settlement Date, Seller shall assign to Buyer all of Seller's rights, if any, in and to (i) the awards, or (ii) the insurance proceeds, whichever the case may be.

If Buyer elects to terminate this Agreement pursuant to the terms of this subparagraph, then Seller shall promptly return to Buyer the Deposit, all interest earned thereon, and all other monies paid on account of the transactions contemplated by this Agreement, whereupon this Agreement shall become null and void and both parties shall be released of all further liability hereunder.

10. Assignment. Buyer may assign this Agreement to a corporation, partnership or other entity of which Buyer, or its shareholders, own a controlling interest, but which will not relieve Buyer from liability hereunder. Except as expressly set forth in the preceding sentence, Buyer may not sell, assign or transfer this Agreement or any right, title or interest herein to any entity without the prior written consent of Seller. This Agreement and all of its terms and conditions shall otherwise extend to and be binding upon the parties hereto and their respective heirs, successors and assigns.

11. Amendments. This Agreement may be amended, renewed, extended or canceled only by a written instrument executed on behalf of each of the parties hereto by an authorized representative of each party, and neither party shall at any time in any way assert or contend that any amendment, extension or cancellation of this Agreement (or of any part or parts, including this paragraph, hereof) has been made other than by a written instrument so executed.

12. Entire Agreement. This Agreement constitute the entire and only agreement between the parties, and supersede and cancel any and all pre-existing agreements and understandings between the parties or any of them relating to the subject matter hereof. Any and all prior and contemporaneous negotiations and preliminary drafts and prior versions of this Agreement, whether signed or unsigned, between the parties or any of them leading up to their execution shall not be used by any part to construe the Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied on by any party.

13. Construction. This Agreement shall be governed by and performed in accordance with the laws of the Commonwealth of Pennsylvania. The parties hereto consent to jurisdiction and venue being laid in the state and federal courts of the Commonwealth of Pennsylvania for the purpose of any action or actions brought concerning this Agreement.

14. Notices. All notices or request that may at any time be required or permitted to be given hereunder shall be deemed to have been properly given if personally delivered in writing, sent by telecopy, or sent by registered or certified mail, return receipt requested, postage prepaid, addressed to the parties as set forth in the first page of this Agreement, or to such other name and address as shall be furnished in writing by either party to the other. All notices and requests shall be effective when personally delivered, telecopied, or if properly addressed, when mailed.

15. Sewage Facility Notice: The following notice is given under the Pennsylvania Sewage Facilities Act of January 24, 1966, No. 537 P.L. 1535, as amended: The Property is vacant land and is therefore not serviced by a community sewage system. Buyer has knowledge of all the requirements to connect to such system.

16. Captions. The captioned sections in this Agreement are used for convenience only and they in no way defined, limit or prescribe the scope or intent of this Agreement or any provisions hereof.

17. Possession. Possession of the property shall be given at the time of closing.

18. Risk of Loss. Risk of loss of the Property will remain upon Seller until Settlement.

19. Municipal Improvements. Seller will pay any municipal claim against the Property if the ordinance or resolution authorizing the work or improvement is adopted prior to the date of this Agreement. Buyer will pay any municipal claim against the Property if the ordinance or resolution authorized the work or improvement is adopted on or after the date of this Agreement.

20.  Force Majeure.    The provisions of this paragraph shall be
applicable, whenever time limits are set forth herein, if there shall occur, during the time when this Agreement is in full force and effect, any strike, lockout, or labor dispute; act of God, governmental restriction, regulation or control; enemy or hostile governmental action, civil commotion, insurrection, revolution, sabotage; or other similar condition beyond the reasonable control of the Buyer or Seller, including fuel shortages. If either Buyer or Seller shall, as the result of such event, fail punctually to perform any obligation required by the provisions of this Agreement, then such obligation shall be punctually performed as soon as practicable after such event shall abate. If the Buyer or Seller shall, as a result of such event, be unable to exercise any right or option within any time limit provided therefor in this Agreement, such time limit shall be deemed extended for a period of equal to the duration of such event.

21. Recording. Buyer shall not record this Agreement and any such recording shall constitute a default by Buyer hereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.


         WITNESS:    SELLER:


                     CMS -NEVILLEWOOD LIMITED PARTNERSHIP



                    SEVEN FIELDS DEVELOPMENT COMPANY



BUILDER ADDENDUM TO AGREEMENT OF SALE


The  following provisions  supplement and modify the foregoing
Purchase Contract (the "Contract") by and between the parties hereto:


1. Buyer shall perform its work upon the Property, and conduct all building operations, in a neat, professional and workmanlike manner, in compliance with all federal, state and municipal laws, regulations and ordinances. Buyer agrees to take all necessary action to protect the streets, sidewalks, common areas, landscaping, curbs, utilities, amenities, and other portions of the Nevillewood Planned Residential Development ("PRD") from any and all damage or incident, due to any construction upon the Property (including any damage caused by equipment or workmen, or due to any site preparation or construction). Buyer shall respond and address to all complaints made by any property owners in the PRD, or any governmental authorities, effectively and promptly.

2. Buyer shall indemnify and hold Seller harmless from and against any and all liability, including, but not limited to any liability for injuries suffered to any person, property or thing, on account of Buyer's operations, construction and use of the Property, including but not limited to, due to any endorsements, water discharge or subsidence onto an adjacent property. This indemnity shall include, without limitation, any cost, fines, or other charges, including attorneys' fees, which Seller may suffer or become liable for as a result of Buyer's actions or inactions in connection with the Property.

3. Notwithstanding anything to the contrary contained in the Agreement, or in the Declaration, Buyer covenants and agrees to cause construction of four single-family residential dwellings to commence on each Lot within sixty (60) days after Settlement and to cause such construction to be completed and a certificate of occupancy issued within eight (8) months of the date on which construction is begun. Buyer agrees, and the deed of conveyance to Buyer may provide, that if development or construction on the Lot shall not have been commenced in good faith within the required time period, then at any time after the expiration of such period and prior to commencement of construction, Seller shall have the right to require the conveyance of the Lot to Seller or any third party designated by Seller by special warranty deed (subject to the same exceptions to title set forth in the deed of conveyance to Buyer and subject to standard and customary easements that do not hinder the use of development of and/or construction of improvements upon the Property or any portion thereof) for a total consideration equal to the Purchase Price paid by Buyer hereunder, less fifteen percent (15%). Upon conveyance, Seller shall pay the owner the repurchase price in funds immediately available in the metropolitan Pittsburgh, Pennsylvania area. Ad valorem taxes and assessments shall be prorated as of the date of such reconveyance in the manner provided in this Contract. All transfer taxes and fees and recording fees shall be borne by the owner upon reconveyance. If the title proposed to be conveyed to Seller is subject to any lien, encumbrance or other defect which is not permitted in this Paragraph, Seller, in addition to all other rights and remedies which it may have at law or in equity, may remove any such lien, encumbrance or defect and deduct all costs and expenses incurred by Seller (including, but not limited to, attorney's fees and paralegal's fees) from the amount of the purchase price otherwise payable as provided in this Paragraph.

4. Buyer agrees to comply with any and all requirements set forth by Seller from time to time in connection with the construction of improvements upon the Lot specifically, the PRD generally, and the particular subdivision in which the Property is located. Currently, the Developer-builder requirements include:

a. All of the Property, borrow areas, and fill areas disturbed during construction must have all required erosion controls in place within 48 hours prior to any construction as per the Builders Specification and Utility Plan submitted by Seller.

b. Any and all topsoil or earth material stockpiles must have a silt fence around the low side and must be seeded within one (1) week of storage with seed and straw mulch. If seed does not take, stockpile must be reseeded.

c. All access to and from the Property must be through the rock construction entrance. No other access to the Property will be permitted.

d.     Buyer must use the  subject Lot only for construction.
There shall be no staging of any material or equipment on any lot, common area, golf course property, or otherwise, other than on the Property.

e. All trash papers, building material, brush and trimmings must be kept in dumpsters or other approved containers. No debris is to be left on the Property. The Property must be cleaned at the end of each day.


f.     The  Property  requires  sidewalks  as  per sidewalk
detail on the Builders Specification Utility Plan.   All
sidewalks are the Buyer's responsibility and must be installed and approved by the municipality and Seller before an occupancy permit is granted.

g. All sanitary sewer laterals and wye locations and elevations must be taken into consideration before setting the final floor elevation.

h. There shall be no dumping of any excess material or topsoil generated from foundation excavation or lot grading on any other lot or property. Buyer must first submit a plan to show where on-lot controls will be placed, the keyways required and what seeding and mulching program will be used, along with a schedule of completion.

I. All building and landscape plans must be submitted to the Architectural Control Committee of the Association for review and approval before starting any construction. Any change from the approved plan must be approved by the same Board. All building plans must show finished first floor elevation and basement elevation.

j. No "for sale" sign, builders sign, or any other sign, shall be permitted on the Property unless it is purchased from Seller.


5. It is acknowledged between the parties that Seller, and not Buyer, is responsible for the payment of any commission that may be due and owing to Howard Hanna Company, on account of the sale of the Property. Seller shall sign a separate listing agreement with Howard Hanna Company and agrees to pay any and all such commission that may be due and owing on account of any sale of this Property; however, where no such listing agreement has been executed, Seller agrees to pay Howard Hanna Company a commission of six percent (6%) of the gross sales price in connection with the sale of the Property. Therefore, Seller hereby indemnifies and holds Buyer harmless on account of from any and all commission claimed by Howard Hanna Company.
IN WITNESS WHEREOF, the parties have set their hands and seals as of the date indicated on the Contract.



                                BUYER:


                                SELLER




                             Exhibit "A"


1. This is site development work that Seller is to perform in accordance with Section 3 of the Agreement:

(a)    Clearing and Grubbing

(b) Grading (elevation cuts to be in conformance with Buyer's reasonable design criteria), except final grading which is the responsibility of Buyer;

(c)    Overall Erosion Control Plan; and

(d) Extensions of the following underground utilities to the Lots (not connections to and through Lots, which are to be performed by Buyer): Storm Sewers and Inlets; Sanitary
Sewer; Water Main; Gas line; Electric/telephone/television cable.

2. The remainder of the work on the Property required or desirable for construction of the townhouse complexes, including without limitation, utility extensions, road paving, sidewalks and the construction of the dwellings, is the responsibility of the Buyer.